UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549


                                    FORM 12b-25              SEC File Number
                                                                  1-8140

                           NOTIFICATION OF LATE FILING

(Check one):  X Form 10-K   Form 20-F   Form 11-K   Form 10-Q   Form N-SAR


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Item 3. Legal Proceedings; Part II. Item 6. Selected Financial Data;
Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; Part II. Item 8. Financial Statements and Supplementary Data; and Part IV. Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K (with respect to the financial statements, independent auditors' opinion, unaudited quarterly financial information, financial statement schedule and exhibit number 23 - consent of independent auditors).


PART I - REGISTRANT INFORMATION

                              FLEMING COMPANIES, INC.
              (Exact name of registrant as specified in its charter)


                     6301 Waterford Boulevard, Box 26647
                       Oklahoma City, Oklahoma   73126
                   (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.


On March 15, 1996, a jury in the 18th Judicial District, Johnson County, Texas returned a verdict against the registrant and a former executive in favor of a former customer in the amount of $207.5 million plus 10% interest per annum and other verdicts. Registrant strongly believes the award was unjust and without foundation or legal support and intends to appeal through the Texas court system seeking full and complete reversal.

A motion for judgment is set for hearing on April 2, 1996. Once a judgment has been signed the registrant may commence its appeal efforts.

In order to appeal the judgment, registrant must post a supersedeas appeals bond in an amount to be determined by the trial judge which will not occur prior to April 2, 1996 and which the registrant believes could be up to the full amount of the judgment plus interest.

To obtain collateral for the bond and additional credit, registrant's credit facility with its senior lending institutions must be amended which registrant contemplates will occur on or before April 12, 1996.

The disclosures affected by the material matters include: Part I. Item 3. Legal Proceedings; Part II. Item 6. Selected Financial Data; Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; Part II. Item 8. Financial Statements and Supplementary Data; and
Part IV. Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K (with respect to the financial statements, independent auditors' report, unaudited quarterly financial information and Exhibit number 23 - consent of independent auditors).

The aforementioned matters will be known by April 15, 1996, within the 15-day extension afforded by Form 12b-25 and registrant expects to complete its filing on or before that date.

Registrant believes that by filing Form 10-K once the above material matters are known, the information contained therein will be more meaningful and not misleading to investors.

As described in Exhibit 99, Deloitte & Touche LLP, the company's independent auditors, are not able to provide their opinion to the consolidated financial statements until the material matters are known.

Registrant respectfully requests extension of the time prescribed to file the portions of its 1995 annual report on Form 10-K detailed above, pursuant to Form 12b-25.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Kevin J. Twomey                (405)       841-8310
    Vice President - Controller    (Area code) (Telephone Number)
      (Name)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 been filed? If answer is no, identify
report(s).    X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   X Yes      No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See below explanation.

Explanation of change in results of operations in 1995 from 1994:

In 1994, the company embarked upon a plan to restructure its organizational alignment, reengineer its operations and consolidate its distribution facilities. The company's objective is to lower net acquisition cost of product to retail customers while providing the company with a fair and adequate return for its products and services. To achieve this objective, management has made major organizational changes, implemented the Fleming Flexible Marketing Plan ("FFMP") in approximately 40% of its food distribution sales base, or 17 of its 35 operating units, and increased its investment in technology. The actions contemplated by the reengineering plan will affect the company's food and general merchandise wholesaling operations as well as certain retail operations. Although a significant number of reengineering initiatives have been completed, more are planned. The timing of the remaining initiatives has been lengthened while the company refocuses on financial performance and refines FFMP in response to customers and vendors. Accordingly, completion dates are not known.

Beginning in the third quarter of 1994, results were materially affected by the acquisition of Scrivner. Sales have increased dramatically and gross margin and selling and administrative expenses as a percent of sales are significantly higher due to the higher percentage of retail food operations in Scrivner. Interest expense increased materially as a result of both increased borrowing levels and higher interest rates due to the acquisition of Scrivner. In addition, expense for the amortization of goodwill also increased significantly.

As part of the reengineering plan, the company has closed four distribution centers and plans to close one additional facility. In addition, since the acquisition, the company has closed nine former Scrivner distribution centers.

                 CONSOLIDATED STATEMENTS OF EARNINGS

      For the years ended December 30, 1995 and December 31, 1994
             (In thousands, except per share amounts)

                                              1995                  1994

Net sales                                 $17,501,572            $15,723,691
Costs and expenses:
  Cost of sales                            16,091,039             14,601,050
  Selling and administrative                1,189,199                932,588
  Interest expense                            175,390                120,071
  Interest income                             (58,206)               (57,148)
  Equity investment results                    27,240                 14,793
  Facilities consolidation and
   restructuring                               (8,982)                  -

Total costs and expenses                   17,415,680             15,611,354

Earnings before taxes                          85,892                112,337
Taxes on income                                43,891                 56,168

Net earnings                              $    42,001            $    56,169
Net earnings per share                    $      1.12            $      1.51
Weighted average shares outstanding            37,577                 37,254


Exhibits: Exhibit 99 - Independent Auditors' letter accompanying Form 12b-25.


                              SIGNATURES

FLEMING COMPANIES INC. has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       KEVIN J. TWOMEY

                               By:     Kevin J. Twomey
                                       Vice President - Controller

                                       Date:     March 29, 1996